February 2, 2007

07021045

SurfControl®

U.S. Securities and Exchange Commissi
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL RECEIVED PROCESSING
FEB 1 2 2007
WASH. D.C. 199 SECTION

SUPPL

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated January 29, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl Plc, dated January 29, 2007
- REG-SurfControl PLC Interim Results – Part 1, dated January 30, 2007
- REG-SurfControl PLC Interim Results – Part 2, dated January 30, 2007
- REG-SurfControl PLC Interim Results – Part 3, dated January 30, 2007
- REG-Legal&Gen Inv Mgmnt Rule 8.3 – SurfControl Plc, dated January 30, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SURFCONTROL, dated January 31, 2007
- REG-Fidelity Int Ltd Rule 8.3 – SurfControl PLC, dated January 31, 2007
- REG-P. Schoenfeld Asset Mangement LLP SurfControl Plc, dated January 31, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl, dated February 1, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated February 1, 2007
- REG-Royal London Asset Rule 8.3 – SurfControl PLC, dated February 1, 2007
- REG-Fidelity Int Ltd Rule 8.3 – SurfControl PLC, dated February 1, 2007
- REG-Barclay PLC Rule 8.3 – SURFCONTROL, dated February 1, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl Plc, dated February 1, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

PROCESSED
FEB 1 6 2007
THOMSON FINANCIAL

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	26 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,060,418	3.69%	24,310	0.08%
(2) Derivatives (other than options)	341,605	1.19%	317,295	1.10%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,402,023	4.88%	341,605	1.19%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	4,835	5.4288
Sale	4,919	5.4288
Sale	7,638	5.4288
Sale	68,024	5.4288
Sale	2,690	5.4288

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 29 January 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl Plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	January 26, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,390,261 (11.79%, based on 28,743,898 ordinary shares outstanding, as publicly reported by SurfControl plc on January 19, 2006)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,390,261	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy - January 26, 2007	88,106	USD 10.64

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	January 29, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

27

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC Interim Results - Part 1

RNS Number:3344Q
Surfcontrol PLC
30 January 2007

SurfControl plc ("SurfControl" or "the Company")
FY 2007 Second Quarter Earnings

On-demand services growing faster than market and accelerated transition towards full channel model

Scotts Valley, CA (January 30, 2007) - SurfControl plc (London: SRF.L) the leading provider of global on-demand, network and endpoint IT security solutions, today reported financial results for the second quarter ended December 31, 2006.

Second Quarter Operational Highlights

- Q2 revenues and pro-forma profits in line with market expectations
- Overall billings growth of 11% (Q2 FY06: 3%)
- Shift in billings mix, reflecting market demand for multiple delivery mechanisms, increased channel success and shorter contracts
- On-demand service and product growth rates were 100% and -6% respectively, producing 2% overall growth on a like-for-like basis
- On-demand growth significantly ahead of market growth rates. Global availability and sales channel integration progressing well
- Expectation of positive profit contribution from on-demand sales confirmed for the fourth quarter
- Accelerated transition to full channel model: Q2 channel sales were 79% of total billings (Q2 FY 06: 68%) and new business was 89% (Q2 FY 06: 80%) of total new business
- Shorter contract lengths due to withdrawal of the 3-year deep discount programme
- E-mail security sales now 34% of total billings mix

Second Quarter Financial Highlights (US $m)

Q2 and Half Year FY2007

	3m 31/12/06 $m	3m 31/12/05 $m	%	6m 31/12/06 $m	6m 31/12/05 $m	%
Revenue	31.6	25.1	26%	61.3	49.2	24%
Gross margin %	97%	97%		96%	97%	
Restructuring and onerous lease costs	0	3.5		0	6.9	
Profit/(Loss) before tax	(0.4)	(0.4)		(2.0)	(0.6)	
Pro-forma operating profit	3.0	4.1		4.2	7.5	
Basic EPS (US cents)	(1.0)	(1.0)		(5.3)	(1.6)	
Channel billings %	79%	68%		79%	68%	
Non-Americas revenue %	47%	39%		46%	39%	
Billings	33.5	30.3	11%	57.3	49.9	15%
Deferred revenue	98.1	83.8	17%	98.1	83.8	17%

Cash and liquid investments	43.5	81.5	43.5	81.5
Cash generated from operations	1.4	1.7	4.0	7.7
Cash generated from operations pre-restructuring and onerous leases	1.6	3.8	4.5	10.8

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS are provided in the financial information following this RNS, and at www.surfcontrol.com/investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "I am very pleased that we are on schedule with our strategy of building on our existing technologies and making our on-demand services globally available. Market demand for on-demand services and appliances continues to grow faster than software and the shift in our sales mix directly reflects this. Our strategy of providing e-mail, web and endpoint protection - all via either on-demand service, or appliance or software - is being very well received by our partners and customers. We expect a successful outcome to the year as a whole."

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+44 (0) 1260 296 257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

Second Quarter and Half Year Financial Highlights

Since SurfControl acquired BlackSpider Technologies (BST) in July 2006, on-demand service billings have grown 44% in Q1 and 100% year-over-year in Q2. This growth momentum and achievement of infrastructure leverage through BST's integration into our existing operations are both ahead of management's plan. As a result we now confirm that we expect there to be a positive profit contribution from on-demand sales during the fourth quarter.

Billings in the quarter grew 11% to $33.5m (Q2 FY06: $30.3m). On-demand services billings grew 100% to $5.0m with product billings declining 6% to $28.5m (Q2 FY06: $30.3m). Adjusted to recognise the prior year Q2 on-demand services billings of BST of $2.5m, the quarter on quarter billings growth rate of the Company is 2% on a like-for-like basis.

The continuing stability of our renewal rates, and the growing popularity of on-demand services, provides increasing confidence of renewing customer contracts. A decision was therefore taken to withdraw automatic deep discounting on three year deals. This reduced three year contracts as a proportion of total billings to 34% (Q2 FY06: 44%). This had little impact on recognised revenue in the quarter although deferred revenue growth and operating cash flow were slightly lower as a direct result.

In addition, during the quarter we moved further towards a full channel business model which is in line with our commitment to our channel partners and remains a strategic goal for the Company. The channel sold 89% of new business (Q2 FY 06: 80%) and made 79% of overall sales (Q2 FY 06: 68%). The proportion of sales made by distributors rather than resellers also rapidly increased in Q2 compared to the prior year. Distributors receive incremental margin over that received by resellers.

The combined effect of shorter contract lengths and an increased proportion of billings through our reseller and distributor partners meant that the level of billings declined compared to last year.

On 7 December 2006 SurfControl made a regulatory-driven disclosure of an unsolicited approach

in relation to a potential offer for the Company, which created a degree of uncertainty surrounding SurfControl's future as an independent company. While we cannot quantify the direct impact on billings, the Company did experience a number of instances in the last three weeks of December where new business opportunities were deferred possibly as a result of customer caution, coupled with opportunistic competitive activity.

During the quarter the Company won 1,151 new customers (Q2 FY06: 919) including 295 on-demand customers. Renewal rates are strong and remained steady in the target range of 70-80%. The number of large deals >$50,000 was 73 in the quarter (Q2 FY06: 77).

Revenue for the quarter increased by 26% to $31.6m (Q2 FY06: $25.1m) and increased by 24% to $61.3m for the half year to December 31, 2006 (H1 FY06: $49.2m). Q2 product revenue increased 14% and Q2 on-demand services revenue grew 98%. Adjusted to recognise the prior year on-demand services revenues of BST of $1.6m, the quarter on quarter revenue growth rate of the Company is 19% on a like for like basis.

Overall gross margin for the quarter was 97% (Q2 FY06: 97%) and 96% for the half year ended December 31, 2006 (H1 FY06: 97%), reflecting an improvement in the negotiated royalty rates payable to our anti-virus partners.

Licence revenue was 10% of total revenue in the quarter (Q2 FY06: 15%). The lower proportion of licence revenue compared to last year reflects the shift towards subscription pricing for our products, as well as the increasing mix of on-demand revenue which is fully subscription-based. Deferred revenue increased by 17% to $98.1m (Q2 FY06: $83.8m) increasing forward revenue visibility. As a result of the reduced contract lengths in the quarter, 71% of the deferred revenue will be recognised as revenue in the next 12 months (Q2 FY 06: 68%).

Americas' revenue for the quarter was 53% of the total (Q2 FY06: 61%). The shift has been primarily driven by the rapid take up of on-demand services, which to date has been largely generated by customers in EMEA.

Pro-forma operating profit for the quarter was $3.0m (Q2 FY06: $4.1m pre-restructuring) and was $4.2m for the half year to December 31, 2006 (H1 FY06: $7.5m pre-restructuring). The year on year decrease reflects the pro-forma operating losses arising from the on-demand services of $0.6m in Q2, and a general increase in operating expenses compared with a year ago.

FTE headcount at the end of the second quarter was 631 (Q1 FY07: 608), with the increases primarily arising in engineering and sales within the Americas.

Share-based payment costs, amortisation of intangible assets and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development, and general and administrative. Amortisation of intangibles increased to $1.6m (Q2 06: $0.6m) as a result of the BST acquisition. Share-based payments were $1.1m (Q2 06: $0.6m) due to the increase in the number of employees, staff turnover, and the provision for employer taxes linked to the increase in the share price during the second quarter. Depreciation was $1.0m (Q2 06: $0.5m) in line with capital expenditure on internal infrastructure, information systems and most recently the extension of on-demand data centres.

Net interest income for the quarter was $0.5m (Q2 FY 06: $0.8m) and was $0.8m for the half year to December 31, 2006 (H1 FY06: $1.6m). The reduction in net interest income reflects the lower levels of cash and liquid investments following the purchase of BST in July 2006 and interest paid on a line of credit partially drawn in Q1 that was subsequently repaid in Q2.

After charging these costs, the loss before tax for the quarter was $0.4m (Q2 FY06: loss of $0.4m) and was a loss of $2.0m for the half year to December 31, 2006 (H1 FY06: loss of $0.6m). The effective tax rate for FY07 is estimated at approximately 25%. Basic loss per share for the quarter was 1.0 cents (Q2 FY06: loss of 1.0 cents) and was a loss of 5.3 cents for the half year to December 31, 2006 (H1 FY06: loss of 1.6 cents).

More to follow, for following part double-click [nRN1d3344Q]

Financial Announcements

REG-Surfcontrol PLC Interim Results - Part 2

RNS Number:3344Q
Surfcontrol PLC
Part 2 : For preceding part double-click [nRNSd3344Q]

Pre-restructuring operating cash flow for the quarter was $1.6m (Q2 FY06: $3.8m) and was $4.5m for the half year to December 31, 2006 (H1 FY06: $10.8m). The decrease relative to the prior year was primarily driven by the reduced levels of pro-forma profit and the current negative cash flow from on-demand services. Cash generated from operations was $1.4m for the quarter (Q2 FY06: $1.7m) and was $4.0m for the half year to December 31, 2006 (H1 FY06: $7.7m). Net cash and liquid investments ended the quarter at $43.5m, slightly lower than the $45.8m as at September 30, 2006 primarily due to capital expenditure outflows.

Second Quarter Corporate Highlights

Introduction
During the second quarter SurfControl made continued progress on key FY 07 objectives with strengthened channel relationships and the integration and roll out in the Americas of its on-demand services (ODS). The Company's complete portfolio of security solutions protect corporations from Internet threats, deliver business and regulatory compliance, and enable business continuity. Our "best of need" solutions offer an integrated and higher level of protection at a lower total cost of ownership, compared to a collection of point product offerings from different vendors. Reflecting this change in market demand, SurfControl now has a more balanced product mix with e-mail representing 34% of total sales.

On-demand services
Following the integration of on-demand services into our product portfolio, a particular focus during the quarter has been the launch and roll-out of our on-demand services in the Americas and preparation for its roll-out in the third quarter across APAC. The significant growth in Q2 was largely achieved by our momentum in EMEA. In the Americas the service was launched in the middle of the quarter. Early feedback from our resellers and our US customers has been positive and we are gaining early traction from a standing start.

MailControl, our on-demand e-mail security service, was recently awarded the Anti-Spam Premium Checkmark Certification from West Coast Labs. This level of certification is awarded to solutions that have a spam capture rate of more than 97 percent and MailControl successfully identified over 99 percent. SurfControl has now received Premium Level Certification for all three of the Company's e-mail solutions: E-mail Filter, RiskFilter and MailControl. SurfControl also moved up in the most recent Gartner Magic Quadrant for E-mail Filtering from "Niche" player to "Challenger".* These awards and recognition further underscore SurfControl's delivery of market leading protection at all points of vulnerability. In combination with our award-winning software and appliance offerings, the addition of on-demand services places the Company in a unique position: SurfControl is the only company to offer all three delivery methods worldwide.

In addition to its award winning MailControl service, SurfControl released a new version WebDefense, the Company's on-demand Web security service. WebDefense 1.1 includes new functionality such as new spyware and adware protection, as well as new time-based filtering capabilities. A V2.0 release will be released in the Spring.

The market
The market is supported by continued demand for maximum protection against all forms of online threats. During the quarter SurfControl identified and tracked a number of major threats such as spoof e-mail messages claiming to be from Adobe and Microsoft as well as threats embedded in a malicious website posing as the Italian Google site. During the last quarter, spam e-mail increased to a reported 90% of e-mail traffic, due to new spamming techniques such as image-based spam. MailControl successfully blocks image-based spam by using advanced technologies including optical character recognition, and advanced heuristics. By addressing these ever-increasing, ever-evolving threats to corporations, SurfControl is well positioned to grow in the future.

*Source: Gartner Magic Quadrant for E-Mail Security Boundary, 2006

We have also seen a marked change in the market's appetite for the various delivery mechanisms. Demand for appliances and on-demand services are growing faster than the demand for software solutions - a dynamic that has been reflected in SurfControl's business. Shipments of the RiskFilter e-mail appliance grew 60% sequentially from Q1 and 45% year-over-year.

Infrastructure enhancements for products and services
In recognition of the global demand for SurfControl's portfolio of product and service offerings, the Company announced in the quarter that it will host its award winning e-mail and Web security services at Equinix Internet Business ExchangeTM (IBX(R)) centres in the Silicon Valley, Washington, D.C., Sydney and Hong Kong areas. These new deployments at Equinix's Internet hubs will provide SurfControl with unmatched global coverage providing customers with unparalleled levels of service. The new operations at Equinix are the infrastructure foundation for the global roll out of on-demand services currently underway at SurfControl. Since the end of the quarter the Company also announced its partnership with Akamai Technologies, Inc. who is now providing the product download and threat database update services to SurfControl's web, e-mail and endpoint security product customers around the world. Both of these infrastructure partnerships will help SurfControl provide best-in-class global reach for Internet threat protection to its customers.

Strategic channel partnerships and OEM relationships
The Company has seen a rapid take-up by resellers who wish to sell SurfControl's products. This is extremely encouraging and has been a key strategic goal for the Company, supported by an ongoing programme of initiatives. Globally, the channel partners have responded well to the increased focus, with sales of new products and services via the channel increasing to 89% in the quarter (Q2 FY06: 68%). Key distributors in the US and the UK have also significantly increased the volume of their business compared to the prior year. Whilst this had the effect of reducing the level of billings in Q2 compared to the prior year, we expect this to deliver both cost leverage and volume benefits in the near and medium term.

The Company's recognized excellence in technology is also being well received by existing and new OEM partners. Today SurfControl focuses on two main market areas; Unified Threat Management (UTM) appliances and mobile carriers/ISPs with partners such as Finjan and Juniper, and ByteMobile and Cisco CSE respectively. SurfControl filtering technology is also integrated with many other market leading appliance and on-demand service vendors as exemplified in the recently announced contract with Sophos and their web security and control appliance. Extending our reach via OEM partners is a key component of our channel strategy.

Extended customer relationships
The Company continues to win new customers and cross sell additional products and services to its existing customers. Renewal rates remain strong. New customer sales were 23% of billings, sales into the customer base 25%, renewals 48% and other 4% (Q2 FY06: 24%, 23%, 51% and 2% respectively). The average invoice value in the quarter decreased to $7,100 (Q2 FY6: $7,700) as a result of shorter contract periods, and bundled sales represented 25% of billings (Q2 FY06: 25%).

During the quarter the Company raised the level of protection for 1,151 new customers around the world (Q2 FY05: 919) including Faulkner University, Commerzbank, Veritas AG, Hudson City Saving Bank, Institute of Directors, Norwich City Council, Sunguard Business Integration, Oregon Department of Justice, Messier Dowty, Atos Origin IT Services UK LTD, State Of Maryland Department of Human Resources and the Northern Territories Government in Australia. New customers for our on-demand services included AGF Group, Kuoni Travel, Legal & General, ARM Holdings, William Grant Distillers and KKH.

Corporate activity
On 7th December 2006, the Company announced that it has received an unsolicited approach in relation to a potential offer for the Company. Discussions in relation to the potential offer are continuing. These discussions may or may not lead to an offer being made for the Company in due course. The Company is not providing any further information in relation to these discussions at this time. A further statement will be made in due course depending on the outcome of the discussions.

Outlook
The Company is on schedule with its strategy of making on-demand services globally available and building on its existing technologies. Market demand for on-demand services and appliances continues to grow faster than software and the shift in sales mix directly reflects this. The strategy of providing web, e-mail and endpoint protection - all via either on-demand service, or appliance or software - is being very well received by partners and customers. We expect a successful outcome to the year as a whole.

About SurfControl
SurfControl provides a portfolio of security solutions to protect our customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points -- "in the cloud" with on-demand security services, on the network with software and appliances, and on the desktop and mobile client. All of SurfControl's solutions for Web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects approximately 16 million users in over 25,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific. For further information and news on SurfControl, please visit www.surfcontrol.com.

Caution concerning forward-looking statements
Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Independent review report to SurfControl plc

Introduction
We have been engaged by the company to review the income statement, balance sheet, statement of recognised income and expenditure, cash flow statement and supporting financial information for the six months ended 31 December 2006 set out on pages 8 to 25. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2006.

KPMG Audit Plc
Chartered Accountants
St James Square, Manchester, M2 6DS
31 January 2006

SurfControl plc
Consolidated income statement
for the six months ended 31 December 2006

	Notes	6 months ended 31 December 2006 $'000	6 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
Revenue	2	61,256	49,223	101,886
Cost of sales		(2,226)	(1,251)	(2,409)
Gross profit		59,030	47,972	99,477
Selling and distribution excluding restructuring		(33,751)	(24,093)	(54,367)
Restructuring	3	-	(2,286)	(2,336)
Total selling and distribution		(33,751)	(26,379)	(56,703)
Research and development excluding restructuring		(12,434)	(8,816)	(18,180)
Restructuring	3	-	(1,366)	(1,366)
Total research and development		(12,434)	(10,182)	(19,546)
General and administrative excluding onerous leases and restructuring		(15,514)	(10,321)	(22,167)
Onerous leases	3	-	(1,374)	(1,254)
Restructuring	3	-	(1,825)	(1,945)
Total general and administrative		(15,514)	(13,520)	(25,366)
Other operating expenses		(68)	(113)	(212)
Operating loss		(2,737)	(2,222)	(2,350)
Financing income		1,293	1,619	3,213
Financing expense		(532)	(10)	(114)
(Loss)/ profit before tax		(1,976)	(613)	749
Income tax credit/(expense)	4	544	153	(185)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(1,432)	(460)	564
Basic (loss)/ earnings per ordinary share (cents)	5	(5.3)	(1.6)	2.0
Diluted (loss)/ earnings per ordinary share (cents)	5	(5.2)	(1.6)	2.0

Consolidated income statement
for the three months ended
31 December 2006

	Notes	3 months ended 31 December 2006	3 months ended 31 December 2005	Year ended 30 June 2006
		$'000	$'000	$'000
Revenue	2	31,628	25,100	101,886
Cost of sales		(1,102)	(736)	(2,409)
Gross profit		30,526	24,364	99,477
Selling and distribution excluding restructuring		(17,382)	(12,603)	(54,367)
Restructuring	3	-	(1,371)	(2,336)
Total selling and distribution		(17,382)	(13,974)	(56,703)
Research and development excluding restructuring		(6,275)	(4,435)	(18,180)
Restructuring	3	-	(637)	(1,366)
Total research and development		(6,275)	(5,072)	(19,546)
General and administrative excluding onerous leases and restructuring		(7,668)	(4,959)	(22,167)
Onerous leases	3	-	(682)	(1,254)
Restructuring	3	-	(830)	(1,945)
Total general and administrative		(7,668)	(6,471)	(25,366)
Other operating expenses		(35)	9	(212)
Operating loss		(834)	(1,144)	(2,350)
Financing income		568	770	3,213
Financing expense		(114)	(2)	(114)
(Loss)/ profit before tax		(380)	(376)	749
Income tax credit/(expense)	4	100	94	(185)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(280)	(282)	564
Basic (loss)/ earnings per ordinary share (cents)	5	(1.0)	(1.0)	2.0
Diluted (loss)/ earnings per ordinary share (cents)	5	(1.0)	(1.0)	2.0

Group statement of recognised income and expense for the six months ended 31 December 2006

	6 months ended 31 December 2006	6 months ended 31 December 2005	Year ended 30 June 2006
	$'000	$'000	$'000
(Loss)/ profit for the period	(1,432)	(460)	564
Foreign exchange translation differences	(1,498)	281	(206)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(2,930)	(179)	358

Group statement of recognised income and expense for the three months ended 31 December 2006

	3 months ended 31 December 2006	3 months ended 31 December 2005	Year ended 30 June 2006
	$'000	$'000	$'000
(Loss)/ profit for the period	(280)	(282)	564
Foreign exchange translation differences	(1,190)	261	(206)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(1,470)	(21)	358

Consolidated balance sheet as at 31 December 2006

	Notes	31 December 2006	31 December 2005	30 June 2006
		$'000	$'000	$'000
Assets				
Plant and equipment		9,980	3,164	5,476
Intangible assets	6,12	53,083	8,875	7,700
Liquid investments		2,973	4,322	4,657
Deferred tax assets		7,024	4,614	6,335
Total non-current assets		73,060	20,975	24,168
Current tax receivable		797	924	1,100
Trade and other receivables	7	24,947	21,753	24,765
Cash and cash equivalents		40,487	77,221	76,278
Total current assets		66,231	99,898	102,143
Total assets		139,291	120,873	126,311

Equity				
Issued share capital	8	5,101	5,041	5,087
Share premium	8	6,432	4,290	5,896
Other reserves	8	2,415	4,400	3,913
Retained earnings	8	(5,027)	2,684	(5,445)
Total equity attributable to equity holders of the Parent Company		8,921	16,415	9,451
Liabilities				
Deferred tax liabilities		5,921	73	61
Provisions	11	738	916	666
Total non-current liabilities		6,659	989	727
Interest-bearing borrowings		-	12	3
Deferred revenue	9	98,058	83,752	93,626
Deferred consideration on acquisition of subsidiary undertaking		-	364	-
Trade and other payables	10	16,804	11,024	14,210
Current tax payable		6,298	3,910	5,739
Provisions	11	2,551	4,407	2,555
Total current liabilities		123,711	103,469	116,133
Total liabilities		130,370	104,458	116,860
Total equity and liabilities		139,291	120,873	126,311

Consolidated Cash flow statement for the six months ended 31 December 2006

	Notes	6 months ended 31 December 2006 $'000	6 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
Cash flows from operating activities				
(Loss)/profit for the period		(1,432)	(460)	564
Depreciation		1,806	1,057	2,108
Amortisation of intangible assets		3,148	1,175	2,350
Financing income		(1,293)	(1,619)	(3,213)
Financing expense		532	10	114
Share based charges		1,850	459	1,780
Income tax (credit)/expense		(544)	(153)	185
Loss on sale of plant and equipment		-	87	105
Operating cash flow before changes in working capital and provisions		4,067	556	3,993
Decrease in operating receivables		2,479	3,556	1,142
(Decrease)/Increase in operating payables		(2,646)	3,480	10,786
Increase in provisions		114	143	19
Cash generated from operations		4,014	7,735	15,940
Income taxes recovered		828	1,305	969

	Note			
Net cash inflow from operating activities		4,842	9,040	16,909
Cash flows from investing activities				
Acquisition of plant and equipment		(6,197)	(410)	(2,864)
Proceeds from sale of plant and equipment		-	-	6
Acquisition of business undertaking	12	(38,239)	(295)	(659)
Cash acquired with business undertaking	12	2,766	-	-
Disposal of liquid investments		1,897	1,591	1,599
Bank and other interest received		1,428	1,725	3,269
Bank and other interest paid		(532)	(10)	(14)
Net cash (outflow)/inflow from investing activities		(38,877)	2,601	1,337
Cash flows from financing activities				
Proceeds from the issue of share capital		550	312	1,964
Payment of short term interest bearing borrowings		(2,917)	-	-
Purchase of own shares		-	(16,671)	(27,145)
Payment of finance lease liabilities		(3)	(9)	(19)
Net cash outflow from financing activities		(2,370)	(16,368)	(25,200)
Net decrease increase in cash and cash equivalents		(36,405)	(4,727)	(6,954)
Cash and cash equivalents at beginning of the period		76,278	82,951	82,951
Effect of exchange rate fluctuations on cash held		614	(1,003)	281
Cash and cash equivalents at end of the period		40,487	77,221	76,278

Consolidated Cash flow statement
for the three months ended 31 December 2006

	3 months ended 31 December 2006 $'000	3 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
Cash flows from operating activities			
(Loss)/profit for the period	(280)	(282)	564
Depreciation	1,023	521	2,108
Amortisation of intangible assets	1,664	588	2,350
Financing income	(568)	(770)	(3,213)
Financing expense	114	2	114
Share based charges	1,004	414	1,780
Income tax (credit)/expense	(100)	(94)	185

Loss on sale of plant and equipment	-	87	105
Operating cash flow before changes in working capital and provisions	2,857	466	3,993
Increase in operating receivables	(5,814)	(6,237)	1,142
Increase in operating payables	4,476	7,358	10,786
(Decrease)/increase in provisions	(113)	151	19
Cash generated from operations	1,406	1,738	15,940
Income taxes (paid)/ recovered	(201)	502	969
Net cash inflow from operating activities	1,205	2,240	16,909
Cash flows from investing activities			
Acquisition of plant and equipment	(4,054)	(250)	(2,864)
Proceeds from sale of plant and equipment	-	-	6
Acquisition of business undertaking	(138)	(295)	(659)
Cash acquired with business undertaking	-	-	-
(Acquisition)/disposal of liquid investments	(2,800)	(17)	1,599
Bank and other interest received	521	727	3,269
Bank and other interest paid	(275)	(1)	(14)
Net cash inflow/(outflow) from investing activities	(6,746)	164	1,337
Cash flows from financing activities			
Proceeds from the issue of share capital	550	288	1,964
Payment of short term interest bearing borrowings	(13,770)	-	-
Purchase of own shares	-	(4,732)	(27,145)
Payment of finance lease liabilities	-	(4)	(19)
Net cash outflow from financing activities	(13,220)	(4,448)	(25,200)
Net (decrease)/ increase in cash and cash equivalents	(18,761)	(2,044)	(6,954)
Cash and cash equivalents at beginning of the period	58,831	79,952	82,951
Effect of exchange rate fluctuations on cash held	417	(687)	281

Cash and cash equivalents at end of the period	40,487	77,221	76,278

Notes to the un-audited financial information for the three months ended 31 December 2006

1. Basis of preparation

This interim financial information has been prepared under the same accounting policies, and methods of computation, as applied in the Group's most recent full year financial statements. In addition the following accounting policy has been adopted for acquired intangibleassets.

* Intangible assets
During the period the Group's parent undertaking acquired the entire issued share capital of Black Spider Technologies Limited. As a consequence of this acquisition, the Group has recognised additional intangible assets including brands, customers relationships and customer contacts, which have been recognised on the basis that they are separable, arise from contractual or other legal rights, and can be measured reliably. Future economic benefits are expected to flow from the assets, which are carried at fair value, and are to be amortised to the income statement over an estimated useful economic life of five years. These additional intangible assets are subject to impairment testing, in accordance with the Group's existing accounting policies, on an annual or more frequent basis, and would be impaired to the extent that the recoverable amount is less than the asset carrying value.

The comparative financial information for the full year ended 30 June 2006 is abridged, and does not constitute SurfControl plc's statutory accounts for that year within the meaning of section 240 of the Companies Act 1985. The financial statements for year ended 30 June 2006 have been reported on by KPMG Audit Plc. The report of the auditor was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The comparative financial information for the full year ended 30 June 2006 is abridged, and does not constitute SurfControl plc's statutory accounts for that year within the meaning of section 240 of the Companies Act 1985. The financial statements for year ended 30 June 2006 have been reported on by KPMG Audit Plc. The report of the auditor was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information for periods ended 31 December 2006, and 31 December 2005 is un-audited.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of segment reporting in the current and preceding financial periods.

The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products and managed services.

Revenue by customer location for the 6 months 31 December 2006	6 months ended 31 December 2006	6 months ended 31 December 2005	Year ended 30 June 2006
	$'000	$'000	$'000
United Kingdom	15,324	9,102	22,662
Mainland Europe	6,381	4,439	8,186
Americas	32,745	29,995	61,414
Australia and New Zealand	3,615	3,256	6,671
Rest of the World	3,191	2,431	2,953
	61,256	49,223	101,886

Revenue by customer location for the 3 months 31 December 2006	3 months ended 31 December 2006 $'000	3 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
United Kingdom	7,749	4,532	22,662
Mainland Europe	3,342	2,325	8,186
Americas	16,884	15,298	61,414
Australia and New Zealand	1,843	1,669	6,671
Rest of the World	1,810	1,276	2,953
	31,628	25,100	101,886

3. Restructuring and onerous lease charges

	6 months ended 31 December 2006 $'000	6 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
Rent on vacant offices	-	1,374	1,254
Restructuring	-	5,477	5,647
	-	6,851	6,901

During the preceding year the Group carried out a restructuring programme, which involved the closure of certain sales offices, changes in management structure, and re-organisation of department functions. Vacant possession of relevant leases has been retained until such time as they expire or are assigned. Amounts equivalent to the rent arising from the un-expired portion of these leases have been charged to the income statement in the relevant period, net of amounts receivable under sub-lease arrangements.

4. Income tax expense

	6 months ended 31 December 2006 $'000	6 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
Current tax:			
US Federal and state tax	397	(67)	(192)
Non US Corporation tax	(457)	63	(1,980)
Over provision in respect of previous years	-	-	166
Total current tax credit/ (expense)	(60)	(4)	(2,006)
Deferred tax:			
Tax loss (de-recognition)/recognition	(393)	50	15
Origination and reversal of temporary differences	997	107	1,806
Total deferred tax	604	157	1,821
Total Income tax credit/(expense)	544	153	(185)

5. (Loss)/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	6 months ended 31 December 2006 $'000	6 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	(1,432)	(460)	564
Basic weighted average ordinary shares in issue	27,083,366	28,822,094	28,145,589
Dilutive effect of share based instruments	747,432	513,139	696,193
Diluted weighted average ordinary shares in issue	27,830,798	29,335,233	28,841,782
Basic (loss)/earnings per ordinary share (cents)	(5.3)	(1.6)	2.0
Diluted (loss)/earnings per ordinary share (cents)	(5.2)	(1.6)	2.0

6. Intangible assets

	Goodwill $'000	Customer contracts and relationships $'000	Brands $'000	Intellectual Property $'000	Development Costs $'000	Total $'000
Cost:						
At 1 July 2006	544	-	-	18,386	391	19,321
Additions (note 12)	26,984	13,891	3,561	3,698	397	48,531
At 31 December 2006	27,528	13,891	3,561	22,084	788	67,852
Amortisation and Impairment:						
At 1 July 2006	544	-	-	10,888	189	11,621
Provided during the period	-	1,273	326	1,473	76	3,148
At 31 December 2006	544	1,273	326	12,361	265	14,769
Net book value at 31 December 2006	26,984	12,618	3,235	9,723	523	53,083
Net book value at 31 December 2005	-	-	-	8,633	242	8,875
Net book value at 30 June 2006	-	-	-	7,498	202	7,700

Intellectual property, and other intangible assets acquired upon purchase of the entire share capital of BlackSpider Technologies Limited on 13 July 2006, are included at provisional fair value or replacement cost, and are included in additions.

The acquired intellectual property at 31 December 2005 and 30 June 2006 relates to the written down values of linux based appliance, and spyware technology purchased during 2004 and 2005.

7. Trade and other receivables	31 December 2006 $'000	31 December 2005 $'000	30 June 2006 $'000
Current:			
Trade receivables	20,664	18,449	21,262
Other receivables and prepayments	4,283	3,304	3,503
	24,947	21,753	24,765

8. Capital and reserves
Group reconciliation of changes in equity

	Issued share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Translation reserve $'000	Retained earnings $'000	Total $'000
As at 1 July 2006	5,087	882	5,896	3,031	(5,445)	9,451
Total recognised income and expense	-	-	-	(1,498)	(1,432)	(2,930)
Exercise of options	14	-	536	-	-	550
Equity settled transactions	-	-	-	-	1,850	1,850
As at 31 December 2006	5,101	882	6,432	1,533	(5,027)	8,921
As at 31 December 2005	5,041	882	4,290	3,518	2,684	16,415
As at 30 June 2006	5,087	882	5,986	3,031	(5,445)	9,541

At 31 December 2006 the Company held 2,750,586 shares in treasury (31 December 2006: 2,750,586 shares) (30 June 2006: 2,750,586 shares).

At 31 December 2006 the Group's employee benefit trust ("EBT") held 1,505,512 shares (31 December 2005: 432,797 shares) (30 June 2006: 1,505,512 shares). The shares held by the EBT are listed on a recognised stock exchange, and their open market value at 31 December was $15,345,000 (£7,832,000). The nominal value held was $295,000 (£151,000).

The EBT is a trust for the benefit of employees, and the shares are used to satisfy certain Group liabilities in respect to share based emoluments that have been provided to them.

The cost of own share purchases for treasury and the EBT has been charged to Retained Earnings. No own shares were acquired during the period.

9. Deferred revenue

Deferred revenue is due to be recognized as revenue in the income statement as follows:	31 December 2006 $'000	31 December 2005 $'000	30 June 2006 $'000
Current:			
In less than one year	69,720	57,192	63,980
In more than one year	28,338	26,560	29,736
	98,058	83,752	93,716

More to follow, for following part double-click [nRN2d3344Q]

Financial Announcements

REG-Surfcontrol PLC Interim Results - Part 3

RNS Number:3344Q
Surfcontrol PLC
Part 3: For preceding part double-click [nRN1d3344Q]

10. Trade and other payables

Current:	31 December 2006 $'000	31 December 2005 $'000	30 June 2006 $'000
Trade payables	3,722	1,498	1,422
Sales taxes & social security costs	2,720	2,066	2,091
Non trade payables and accrued expenses	10,362	7,460	10,697
	16,804	11,024	14,210

11. Provisions

	31 December 2006 $'000	31 December 2005 $'000	30 June 2006 $'000
Current			
Revenue	1,062	500	900
Legal	1,099	-	917
Restructuring	44	2,723	122
Onerous leases	346	1,184	616
	2,551	4,407	2,555
Non Current			
Onerous leases	424	623	481
Share based employment taxes	314	293	185
	738	916	666
Total provisions	3,289	5,323	3,221

12. Acquisitions

Acquisition of Black Spider Technologies Limited ("BST")

On 13 July 2006 the Group's parent undertaking, SurfControl plc, acquired the entire share capital of BST an "on demand" security services company. The provisional purchase price including directly attributable acquisition costs was $38,239,000 paid in cash, together with the assumption of interest bearing borrowings with a fair value of $2,296,000.

Acquiree net liabilities at the acquisition date, together with intangible assets. and deferred tax amounts recognised on acquisition were as follows:

	Carrying values $'000	Provisional fair value adjustments (1) $'000	Provisional recognised values $'000
Customer relationships and contracts	-	13,891	13,891
Brands	-	3,561	3,561
Intellectual property	-	3,698	3,698
Internal development costs	-	397	397
Deferred tax assets	-	434	434
Deferred tax			

liabilities	-	(6,464)	(6,464)
Plant and equipment	914	-	914
Trade and other receivables	2,108	-	2,108
Tax recoverable	373	-	373
Cash and cash equivalents	2,766		2,766
Interest bearing borrowings (1a)	(2,216)	(80)	(2,296)
Deferred revenue	(6,246)	-	(6,246)
Trade and other payables (1b)	(1,673)	(208)	(1,881)
Net identifiable assets	(3,974)	15,229	11,255
Goodwill (3)			26,984
Total consideration (2)			38,239
Unpaid or accrued acquisition costs			-
Cash outflow			38,239
Cash acquired from acquisition			2,766

Notes:

(1) The provisional fair value adjustments relate to:

(a) recognition of acquired purchase intangibles together with deferred tax assets and liabilities.

(b) Interest bearing borrowings acquired being restated to fair value.

(c) Additional accruals for professional fees, employer tax obligations on options, and bonuses.

(2) Acquisition costs were $1,331,000.

(3) Goodwill, intangible assets, and deferred tax amounts, together with the net liabilities of BST, are denominated in GBP.

The provisional value of intangible assets, deferred tax, and the fair value adjustments are based on management's best estimates, and will be finalised in the Group's 2007 full year financial statements. Goodwill represents the value of assets which cannot be separately recognised under IFRS, or which cannot be currently recognised on the grounds of uncertainty, including the value of the acquiree's workforce, potential revenue from cross selling into the Group's existing customer base, leverage of the on demand managed services outside of the UK/EMEA region, tax losses, and operating cost synergies.

BST contributed subscription revenue of $5,881,000 and a net loss of $2,664,000 after tax to the Group for the six month period. The unaudited draft financial statements for the year ended 30 June 2006 under BST's UK GAAP accounting policies reported subscription revenue of $7,087,000 and a loss after tax of $6,789,000.

Reconciliation of Operating profits to Pro-forma operating profit - Un-audited
for the six month period ended 31 December 2006
Pro-forma operating profit for the period is as follows:

	6 months ended 31 December 2006 $'000	6 months ended 31 December 2005 $'000	Year ended 30 June 2006 $'000
Pro-forma operating profit	4,193	7,495	10,921

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;

(2) Amortisation and impairment of intangible assets;

(3) Asset recognition and amortisation of internal development costs;

(4) Depreciation of plant and equipment;

Pro-forma profit operating for the six months ended 31 December 2006 is calculated as follows:

6 months ended 31 December 2006	Operating costs per income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of acquired intangible assets	(3) Asset recognition and amortisation of internal development costs	(4) Depreciation of plant and equipment	Pro-forma operating profit
	$'000	$'000	$'000	$'000	$'000	$'000
Selling and distribution	(33,751)	763	1,600	-	972	(30,416)
Research and development	(12,434)	308	1,508	40	526	(10,052)
General and administrative	(15,514)	905	-	-	308	(14,301)
Other operating expenses	(68)	-	-	-	-	(68)
Total operating costs	(61,767)	1,976	3,108	40	1,806	(54,837)
Gross profit						59,030
Pro-forma operating profit						4,193
Pro-forma operating profit- for six months ended 31 December 2005 (un-audited)						7,495
Pro-forma operating profit -Year ended 30 June 2006 (un-audited)						10,921

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and other restructuring charges, and Group free cash is as follows:

	6 months ended 31 December 2006	6 months ended 31 December 2005	2006 Year ended Un-audited
	$'000	$'000	$'000
Cash generated from operations	4,014	7,735	15,940
Onerous lease charges and restructuring	454	3,079	6623
Operating cash (restated)	4,468	10,814	22,563
Onerous lease charges and restructuring	(454)	(3,079)	(6,623)
Bank and other interest received	1,428	1,725	3,269
Bank and other interest paid	(532)	(10)	(14)
Income taxes recovered	828	1,305	969
Acquisition of plant and equipment	(6,197)	(410)	(2,864)
Sale of plant and equipment	-	-	6
Free cash	(459)	10,345	17,306

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited
for the three month period ended 31 December 2006
Pro-forma operating profit for the period is as follows:

	3 months ended 31 December 2006	3 months ended 31 December 2005	Year ended 30 June 2006 Un-audited
	$'000	$'000	$'000
Pro-forma operating profit	2,999	4,081	10,921

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;

(2) Amortisation and impairment of intangible assets;

(3) Asset recognition and amortisation of internal development costs;

(4) Depreciation of plant and equipment;

Pro-forma profit operating for the three months ended 31 December 2006 is calculated as follows:

		(1)	(2)	(3)	(4)	
3 months ended 31 December 2006	Operating costs per income statement	Share based payments and related employment taxes	Amortisation and impairment of acquired intangible assets	Asset recognition and amortisation of internal development costs	Depreciation of plant and equipment	Pro-forma operating profit
	$'000	$'000	$'000	$'000	$'000	$'000
Selling and distribution	(17,382)	450	873	-	554	(15,505)
Research and development	(6,275)	215	771	20	294	(4,975)
General and administrative	(7,668)	481	-	-	175	(7,012)
Other operating expenses	(35)	-	-	-	-	(35)
Total operating costs	(31,360)	1,146	1,644	20	1,023	(27,527)
Gross profit						30,526
Pro-forma operating profit						2,999
Pro-forma operating profit- for three months ended 31 December 2005 (un-audited)						4,081
Pro-forma operating profit -Year ended 30 June 2006 (un-audited)						10,921

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and other restructuring charges, and Group free cash is as follows:

	3 months ended 31 December 2006	3 months ended 31 December 2005	2006 Year ended Un-audited
	$'000	$'000	$'000
Cash generated from operations	1,406	1,738	15,940

Onerous lease charges and restructuring	152	2098	6623
Operating cash (restated)	1,558	3,836	22,563
Onerous lease charges and restructuring	(152)	(2,098)	(6,623)
Bank and other interest received	521	727	3,269
Bank and other interest paid	(275)	(1)	(14)
Income taxes (paid)/ recovered	(201)	502	969
Acquisition of plant and equipment	(4,054)	(250)	(2,864)
Sale of plant and equipment	-	-	6
Free cash	(2,603)	2,716	17,306

END
IR BLMLTMMBTBRR

Financial Announcements

REG-Legal&Gen Inv Mgmnt Rule 8.3- Surfcontrol Plc

RNS Number:3763Q
Legal & General Investment Mgmnt Ld
30 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Ltd.
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.10
Date of dealing	29 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,425,242	4.95		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	1,425,242	4.95		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,800	GBP 5.4769
Purchase	1,800	GBP 5.4769

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	30 January 2007
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFSFLRIIVID

File No.: 82-34985

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3- SURFCONTROL

RNS Number:4380Q
Threadneedle Asset Mangmt Hldgs Ltd
31 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	30/01/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number		Short Number	(%)
(1) Relevant securities	1,230,260	4.280		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,230,260	4.280		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	28,240	GBP 5.385

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	31/01/2007
Contact name	Alison Henshaw
Telephone number	01793 363665
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUAARRBWRAOAR

File No.: 82-34985

Financial Announcements

REG-Fidelity Int Ltd Rule 8.3- Surfcontrol PLC

RNS Number:4542Q
Fidelity International Ltd
31 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	30 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,299,900	(4.52%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,299,900	(4.52%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	159,000	5.4200 GBP/Share
Sale	11,187	5.4004 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 January 2007
Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETUAVARBBBRAOAR

File No.: 82-34985

Financial Announcements

REG-P. Schoenfeld Asset Management LLP SurfControl Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	P. Schoenfeld Asset Management LLP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	30-January-07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	662,825	(2.31%)		
(3) Options and agreements to purchase/sell				
Total	662,825	(2.31%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	200,000	5.4184 GBP/Share

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31-January-07
Contact name	Annie Lerner Frank Argenziano
Telephone number	Annie Lerner 020-7518-9557 Frank Argenziano (New York) 212-649-9511

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

P. Schoenfeld Asset Management LLP

File No.: 82-34985

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3- Surfcontrol

RNS Number:5304Q
Threadneedle Asset Mangmt Hldgs Ltd
01 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	31/01/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number		Short Number	(%)
(1) Relevant securities	1,158,500	4.030		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,158,500	4.030		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	71,760	GBP 5.297

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. Call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	01/02/2007
Contact name	Sharyn Sharp
Telephone number	01793 363062
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUAOKRBURURRR

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:5321Q
Surfcontrol PLC
01 February 2007

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 31 January 2007, it had the following securities in issue:

- 28,745,898 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 1 February, 2007

END
FTTKGGGZLMFGNZG

File No.: 82-34985

Financial Announcements

REG-Royal London Asset Rule 8.3- Surf Control PLC

RNS Number:5381Q
Royal London Asset
01 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Royal London Asset Management
Company dealt in	Surf Control Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p shs
Date of dealing	31/01/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	352,875	(1.22%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	352,875	(1.22%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	115,000	5.31000000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 February 2007
Contact name	Zahira Muslim
Telephone number	0207 506 6660

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFSIFDILIID

Financial Announcements

REG-Fidelity Int Ltd Rule 8.3- Surfcontrol PLC

RNS Number:5506Q
Fidelity International Ltd
01 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	31 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	743,187	(2.59%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	743,187	(2.59%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	556,713	5.3100 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 February 2007
Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUAVARBARURAR

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	30 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	875,423	3.05%	25,150	0.09%
(2) Derivatives (other than options)	340,765	1.19%	317,295	1.10%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,216,188	4.23%	342,445	1.19%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	840	5.4200

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 February 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl Plc

MILWAUKEE--(Business Wire)--FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
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Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	January 31, 2007

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2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
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	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,330,950 (11.59%, based on 28,745,898 ordinary shares outstanding, as publicly reported by SurfControl plc on February 1, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,330,950	

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(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
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Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

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(c) Rights to subscribe (Note 3)
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Class of relevant security:	Details

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3. DEALINGS (Note 4)
(a) Purchases and sales
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Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - January 31, 2007	50,000	USD 10.41
Sale - January 31, 2007	9,311	USD 10.43

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(b) Derivatives transactions (other than options)
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Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

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(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
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Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

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(ii) Exercising
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Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

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(d) Other dealings (including new securities) (Note 4)
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Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

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4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
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Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

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Is a Supplemental Form 8 attached? (Note 9) NO
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Date of disclosure	February 1, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

END